FINANCIAL SUMMARY
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                     FY2003
                     (April 1, 2002 through March 31, 2003)


        English translation from the original Japanese-language document


                            TOYOTA MOTOR CORPORATION

         Cautionary Statement with Respect to Forward-Looking Statements

           This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

                        OVERVIEW OF ASSOCIATED COMPANIES
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

         Toyota Motor Corporation ("TMC") and its associated companies (581 subsidiaries and 233 affiliates as of March 31, 2003) are engaged mainly in the automotive industry and also in the financial services and other businesses.
         The following three business segments are segmented on the basis as stated under the "Segment Information" according to the business category.

Automotive:
         This business involves the design, manufacturing and sale of passenger cars, recreational vehicles, sport utility vehicles, minivans, trucks, buses and related parts. Automobiles are manufactured mainly by TMC, Hino Motors, Ltd., and Daihatsu Motor Co., Ltd., but a portion of manufacturing is consigned to Toyota Auto Body Co., Ltd. and others. Automobiles are also manufactured by Toyota Motor Manufacturing, Kentucky, Inc. and other overseas companies. Automobile parts are manufactured by TMC, Denso Corporation and others. These products are sold through Tokyo Toyo-Pet Motor Sales Co., Ltd. and other dealers and to certain large customers, sold directly by TMC. Overseas, sales are made through Toyota Motor Sales, U.S.A., Inc. and other distributors and dealers. In addition, Volkswagen vehicles are sold through TMC and some dealers in Japan.
Financial Services:
         This business involves the provision of loans and leases to customers and the provision of loans to dealers. Toyota Finance Corporation in Japan, Toyota Motor Credit Corporation and others overseas provide sales financing for TMC's products and the products of its subsidiaries and affiliates.
All other:
         Other business includes the design, manufacturing and sale of housing, telecommunications and other businesses. Housing is manufactured by TMC and sold through domestic housing dealers. In addition, Toyota Tsusho Corporation engages in the purchase and sale as well as import and export of various products.



                                        * Consolidated subsidiaries, ** Companies accounted for under the equity method


                                        Toyota Motor Corporation                       Flow of products
                                                                                       Flow of services


                                    *Hino Motors, Ltd.
                                *Daihatsu Motor Co., Ltd.

Manufacturing companies in Japan                                   Manufacturing companies overseas

   *Toyota Motor Kyushu, Inc.  *Toyota Motor Hokkaido, Inc.          *Toyota Motor Manufacturing, Kentucky, Inc.
   *Toyota Auto Body Co., Ltd.  *Kanto Auto Works, Ltd.              *Toyota Motor Manufacturing, Indiana, Inc.
   *Toyoda Boshoku Corporation  *Araco Corporation                   *Toyota Motor Manufacturing Canada Inc.
  **Toyota Industries Corporation  **Aichi Steel Corporation         *Toyota Motor Manufacturing (UK) Ltd.
  **Toyoda Machine Works, Ltd.                                       *Toyota Motor Thailand Co., Limited
  **Aisin Seiki Co., Ltd.  **Denso Corporation                       *Toyota Motor Corporation Australia Ltd.
  **Toyoda Gosei Co., Ltd.  **Aisin AW Co., Ltd.  etc.               *Hino Motors (Thailand) Ltd.
                                                                    **New United Motor Manufacturing, Inc.  etc.


Dealers in Japan                                                   Distributors overseas

   *Tokyo Toyota Motor Co., Ltd.                                     *Toyota Motor Sales, U.S.A., Inc.
   *Tokyo Toyo-Pet Motor Sales Co., Ltd.                             *Toyota Motor Marketing Europe n.v./s.a.
   *Osaka Toyopet Co., Ltd.  *Toyota Tokyo Corolla Co., Ltd.         *Toyota Deutschland G.m.b.H.
   *Tokyo Hino Motors, Ltd.                                          *Toyota (GB) PLC
   *Hyogo Daihatsu Hanbai Co., Ltd.  etc.                            *Daihatsu Deutschland GmbH.  etc.


                    Financial companies

                      * Toyota Finance Corporation                                              Dealers overseas
                      * Toyota Motor Credit Corporation  etc.

                                                                  Customer

         Other major companies include Toyota Motor North America, Inc., which deals with public relations and research activities in North America, Toyota Motor Manufacturing, North America, Inc., which controls manufacturing companies in North America, Toyota Motor Europe n.v./s.a., which deals with public relations activities in Europe, Toyota Motor Engineering & Manufacturing Europe n.v./s.a., which controls manufacturing companies in Europe, and Toyota Financial Services Corporation, which controls the management of financial companies.

                                 Consolidated 1

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Note 1: Toyota Motor Europe Marketing & Engineering n.v./s.a. was renamed to Toyota Motor Marketing Europe n.v./s.a. on July 1, 2002.

Note 2: Toyota Motor Europe Manufacturing n.v./s.a. was renamed to Toyota Motor Engineering & Manufacturing Europe n.v./s.a. on July 1, 2002.

[Overview of Changes in Major Associated Companies]
For FY2003, the change in our major associated companies is as follows:

(Change in major associated companies)
   Newly established:
         Toyota Motor Europe n.v./s.a.

       In April 2002, TMC established a Europe-based holding company, Toyota Motor Europe n.v./s.a. ("TME"). The purpose of establishing TME is to enhance efficiency and accelerating decision making in Toyota's European operations as well as strengthening corporate lobbying and public relations activities in Europe.

                                 Consolidated 2

                                MANAGEMENT POLICY
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

1. Toyota's Basic Management Policy

          Toyota Motor Corporation (TMC) holds up the "Guiding Principles at Toyota Motor Corporation" as its basic management policy and believes that efforts to achieve the goals set forth in the principles will lead to an increase in shareholder value. The "Guiding Principles at Toyota Motor Corporation" are as follows:

          (1) Honor the language and spirit of the law of every nation and undertake open and fair corporate activities to be a good corporate citizen of the world.
          (2) Respect the culture and customs of every nation and contribute to economic and social development through corporate activities in the communities.
          (3) Dedicate ourselves to providing clean and safe products and to enhancing the quality of life everywhere through all our activities.
          (4) Create and develop advanced technologies and provide outstanding products and services that fulfill the needs of customers worldwide.
          (5) Foster a corporate culture that enhances individual creativity and teamwork value, while honoring mutual trust and respect between labor and management.
          (6) Pursue growth in harmony with the global community through innovative management.
          (7) Work with business partners in research and creation to achieve stable, long-term growth and mutual benefits, while keeping ourselves open to new partnerships.

2. Basic Policy on the Distribution of Profits

          TMC positions the benefit of its shareholders as one of its priority management policies and promotes its business aggressively while improving and strengthening its corporate foundations. TMC's basic approach is to continue paying stable dividends, while giving overall consideration to business results, dividends payout ratio, etc. Further, with the intent of responding to the expectations of its shareholders, TMC plans to implement a number of measures, including retiring shares, in order to return profits to its shareholders.
          TMC aims to use reserves to establish a stable, long-term management foundation for making its products more competitive, improving domestic and overseas production and sales structures, and developing new businesses.

                                 Consolidated 3

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

3. TMC's Medium and Long-term Management Strategy

          TMC is promoting management reforms by introducing a new management system intended to speed up the pace of decision making and operations as well as to enhance transparency of management. In addition, the entire group will cooperate to address the following issues in order to contribute to the creation of a more prosperous society in the new century and for our continuous growth in the future.
          First, TMC is working to launch products that respond precisely to customer needs in a timely manner, thereby providing the fun and convenience of automobiles to ever greater numbers of customers. Next, TMC will promote the further use of hybrid vehicles and will continue its efforts to develop fuel cell vehicles to strengthen our responses to environmental issues. Also, TMC will work towards the realization of an automobile-based society in which people can live in ease, safety and comfort through the development of advanced technologies in a wide range of fields including information technology. Finally, TMC will work to create systems for the development, production, and sale of products that respond to needs in different regions to establish robust and efficient structures that are truly global. By addressing these issues, TMC will work to increase shareholder value and strive to become a leader in creating automobiles and an automobile-based society in the 21st century.
          In the future, TMC will continue to adopt a serious and modest attitude in order to become a corporation that earns the respect and support of people all over the world and to promote harmonious growth with our society.

4. Basic Policy on Corporate Governance and Status of Policy Implementation

          TMC has positioned the stable long-term growth of shareholder value as a top-priority management issue.
          In order to achieve this goal, TMC aims to build good relations with all stakeholders including shareholders, customers, business partners, local communities and employees, and improve corporate governance through a variety of means including statutory functions such as general meetings of shareholders, meetings of the board of directors, and meetings of corporate auditors and independent accountants.
          Specifically, TMC established a "Committee of Ethics for Corporate Conduct", comprised of executives of the executive vice president level and higher, to evaluate all corporate activities from the viewpoint of legal requirements and corporate ethics. TMC also adopted guidelines to codify the basic attitude and conduct expected of employees. Efforts are being made to ensure employees strictly follow these guidelines. In addition, TMC has established a Disclosure Committee in response to the U.S. Sarbanes-Oxley Act to ensure transparency of TMC's disclosure procedures. Also, every year, TMC holds a meeting of the International Advisory Board, which is comprised of knowledgeable persons from foreign countries, to provide TMC with advice concerning management strategies in connection with Toyota's globalization initiatives.
          TMC has long provided financial information to shareholders, investors and other stakeholders. As of this fiscal year TMC has started to disclose financial information on a quarterly basis and release its financial results earlier to ensure a high level of corporate accountability.
          At the June 2003 general meetings of shareholders, TMC will introduce a new management system that features a streamlined board of directors, the new positions of non-board managing officers (non-directors), and increasing the number of outside corporate auditors. TMC believes this will speed up the pace of decision making and operations and enhance management transparency even further.

5. Policy for the Granting of Stock Options and Other Incentive Plans

          Since 1997, TMC has implemented an incentive plan for granting stock options to the directors of TMC under the Commercial Code. Since 2001, TMC has expanded the scope of eligible stock option recipients to newly include senior managers in addition to directors. Together with this change, TMC has also decided to introduce a new incentive plan for the executives of its overseas subsidiaries and affiliated companies.
          TMC believes that these incentive plans will further heighten their willingness and motivation to improve business performance in the medium and long-term, enhance international competitiveness and profitability, and contribute to increased shareholder value.

                                 Consolidated 4

                     BUSINESS RESULTS AND FINANCIAL POSITION
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

1. Summary of Consolidated Financial Results of FY2003

(1) Financial Results
          In the Japanese economy during FY2003, although TMC believes capital investments by the private sector bottomed out and there were some signs of improvement, personal consumption remained sluggish against a backdrop of severe employment conditions and the overall economic climate remains difficult. At the same time, although the economic downturn in Europe - particularly in the Euro zone - continued, overall overseas economies were comparatively strong, particularly in the United States and Asia.
          Under these conditions, domestic vehicle sales increased by one thousand units, to 2,218 thousand units in FY2003 compared with FY2002 as a result of the active introduction of new products that met customer needs and the strong sales efforts made by dealers in Japan. Toyota's market share (excluding minivehicles) achieved 42.3% in FY2003, exceeding 40.0% for the fifth consecutive year. Including minivehicles, the market share was 38.5% in FY2003. Meanwhile, overseas vehicle sales increased by 461 thousand units, or 12.9%, to 4,028 thousand units in FY2003 compared with FY2002, mainly due to the introduction of new products that met customer needs worldwide. As a result, total vehicle sales in Japan and overseas increased by 462 thousand units, or 8.0%, to 6,246 thousand units in FY2003 compared with FY2002.
          Net sales increased by 948.0 billion yen, or 6.3%, to 16,054.2 billion yen in FY2003 compared with FY2002, and operating income increased by 240.2 billion yen, or 21.4%, to 1,363.6 billion yen in FY2003 compared with FY2002. Among the factors contributing to the increase in operating income of 450.0 billion yen, cost reduction efforts accounted for 300.0 billion yen, marketing efforts for 90.0 billion yen and the effect of changes in exchange rates for 60.0 billion yen. On the other hand, factors contributing to the decrease in operating income of 209.8 billion yen included increases in R&D expenses, labor costs and other factors. Ordinary income increased by
    300.5 billion yen, or 27.0%, to 1,414.0 billion yen in FY2003 compared with FY2002. Net income increased by 328.8 billion yen, or 53.4%, to 944.6 billion yen in FY2003 compared with FY2002.
          Net sales, operating income, ordinary income and net income all reached historic highs.
          In conjunction with enforcement of the Defined Benefit Enterprise Pension Plan Law, TMC and some of its domestic consolidated subsidiaries and domestic affiliates accounted for under the equity method received approval from the Minister of Health, Labour and Welfare, for exemption from payment of future benefits regarding the substituted portion of the employee pension fund.
          TMC and these subsidiaries and affiliates applied the transitional accounting treatment specified in paragraph 47-2 of the "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)", and recognized an extinguishment of retirement benefit obligation with respect to such substituted portion as of the date of the approval.
          As a result, TMC has recorded a 267.6 billion yen impact on profit during FY2003. TMC has accounted for 32.3 billion yen (representing TMC's portion of the impact recorded by these affiliates) as "Equity in earnings of affiliates" in non-operating income and 235.3 billion yen (the impact recorded by TMC and these subsidiaries) as "Gains on return of the substituted portion of the employee pension fund" in extraordinary gains.

                                 Consolidated 5

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

    (2) Cash Flows
          Cash flows from operating activities resulted in an increase in cash by 1,329.4 billion yen in FY2003, mainly due to income before income taxes and minority interest in consolidated subsidiaries of 1,649.3 billion yen. Net cash provided by operating activities increased by 570.3 billion yen from 759.1 billion yen in FY2002. Cash flows from investing activities resulted in a decrease in cash by 1,385.8 billion yen in FY2003, mainly due to the payments for acquisition of property, plants and equipment of 1,012.8 billion yen. Net cash used in investing activities decreased by 431.8 billion yen from 954.0 billion yen in FY2002. Net cash provided by financing activities decreased by 314.5 billion yen to 33.5 billion yen in FY2003 compared with 348.0 billion yen in FY2002. After consideration of the effect of exchange rate changes and other factors, cash and cash equivalents decreased by 64.9 billion yen, or 3.8%, to 1,623.2 billion yen at the end of FY2003 compared with the end of FY2002.
          Regarding the consolidated cash flows by segment for FY2003, in non-financial services business, net cash provided by operating activities was 1,828.0 billion yen, net cash used in investing activities was 1,167.6 billion yen and net cash used in financing activities was 699.2 billion yen. Meanwhile, in the financial services business, net cash used in operating activities was 498.5 billion yen, net cash used in investing activities was
    267.4 billion yen and net cash provided by financing activities was 782.0 billion yen.


2. Consolidated financial results of FY2003 by segment

    (1) Business Segment

        Automotive:
             Net sales of the automotive segment increased by 891.3 billion yen, or 6.4%, to 14,801.2 billion yen in FY2003 compared with FY2002, and operating income increased by 254.3 billion yen, or 23.6%, to 1,332.3 billion yen in FY2003 compared with FY2002. The increase in operating income was mainly due to increases in vehicle units sold overseas and cost reduction efforts made by TMC and its subsidiaries, partially offset by increases in R&D expenses, labor costs, and other expenses.

        Financial services:
             Net sales of the financial services segment increased by 26.7 billion yen, or 3.8%, to 720.0 billion yen in FY2003 compared with FY2002, and operating income decreased by 40.1 billion yen, or 58.5%, to 28.5 billion yen in FY2003 compared with FY2002. The decrease in operating income was mainly due to a decrease in fair value of interest rate swaps, recorded as valuation losses by sales financing subsidiaries in the United States in accordance with the Statement of Financial Accounting Standards No. 133 and No. 138, despite solid performance in North America due to an increase in financing margin. The valuation losses on interest rate swaps were
             40.2 billion yen in FY2003, an income decrease by 45.4 billion yen compared with FY2002.

         All other:
             Net sales of all other operations increased by 52.5 billion yen, or 6.4%, to 871.9 billion yen in FY2003 compared with FY2002, and operating income increased by 15.2 billion yen to 14.3 billion yen in FY2003 compared with FY2002. The increase in operating income was mainly due to favorable production and sales of houses.

                                 Consolidated 6

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

    (2) Geographical Segment

        Japan:
             Net sales in Japan increased by 731.5 billion yen, or 6.9%, to 11,265.2 billion yen in FY2003 compared with FY2002, and operating income increased by 162.5 billion yen, or 18.7%, to 1,032.8 billion yen in FY2003 compared with FY2002. The increase in operating income was mainly due to cost reduction efforts made by TMC and its subsidiaries as well as an increase in vehicles sold overseas, partially offset by increases in R&D expenses and labor costs.

        North America:
             Net sales in North America increased by 430.3 billion yen, or 7.4%, to 6,262.6 billion yen in FY2003 compared with FY2002, and operating income increased by 24.1 billion yen, or 9.1%, to 289.7 billion yen in FY2003 compared with FY2002. The increase in operating income was mainly due to an increase in local production volume and vehicle units sold, despite an increase in valuation losses on interest rate swaps, recorded by sales financing subsidiaries in the United States.

         Europe:
             Net sales in Europe in FY2003 were at about the same level as in FY2002, at 1,591.0 billion yen, and operating income increased by
             16.3 billion yen to 3.9 billion yen in FY2003 compared with FY2002. The increase in operating income was mainly due to increased production in France and strong sales in the region.
             The FY2002 accounting period for TMC's subsidiaries, with certain exceptions, covered 15 months because of changes in their fiscal year-end dates from December 31 to March 31. When compared to the 12-month figures for FY2002 obtained by multiplying the 15-month figures by 12/15, the number of vehicles sold increased by 49 thousand, or 6.7%, net sales increased by 315.4 billion yen, or 24.7%, and operating income increased by 13.8 billion yen in FY2003.

         Other:
             Net sales in other regions increased by 295.4 billion yen, or 21.1%, to 1,695.8 billion yen in FY2003 compared with FY2002, and operating income increased by 32.8 billion yen, or 165.8%, to 52.5 billion yen in FY2003 compared with FY2002, mainly due to an increase in the number of vehicles sold in Asia.
             The FY2002 accounting period for TMC's subsidiaries, with certain exceptions, covered 15 months because of changes in their fiscal year-end dates from December 31 to March 31. When compared to the 12-month figures for FY2002 obtained by multiplying the 15-month figures by 12/15, the number of vehicles sold increased by 452 thousand, or 55.3%, net sales increased by 575.5 billion yen, or 51.4%, and operating income increased by 36.7 billion yen in FY2003.

                                 Consolidated 7

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

3. Distribution of Profits for FY2003

          Regarding the dividends for FY2003, the interim dividend declared in November 2002 was increased by 3 yen to 16 yen per share. The year-end dividend is scheduled to be increased by 5 yen to 20 yen per share, for a total of 36 yen per share, 8 yen higher than FY2002, on an annual basis. Accordingly, the dividends payout ratio for FY2003 is 19.8%.
          In addition, during FY2003 TMC retired 40 million shares in the amount of 142,992 million yen in order to return profits to its shareholders.

4. Others

(1) Litigation in the United States

          On July 12, 1999, the U.S. Department of Justice, acting on behalf of the U.S. Environmental Protection Agency, filed a lawsuit against Toyota Motor Sales U.S.A., Inc. ("TMS"), a consolidated subsidiary of TMC (on November 22, 1999, TMC and Toyota Technical Center U.S.A., Inc., a consolidated subsidiary of TMC, were added as defendants) for alleged defects in the fuel evaporative emission leak monitors installed on approximately 2.2 million 1996 - 1998 model year vehicles sold by TMS in the U.S. in violation of the Clean Air Act.
          On March 6, 2003, TMC (as representative for all the defendants) reached a settlement agreement with the federal government concerning this litigation, and the federal government filed the agreement with the court. After revising the agreement based on comments from the public, the approval of the court will be sought.

(2) Expected Accounting Treatment regarding Return of the Substituted Portion of the Employee Pension Fund to the Government under Accounting Principles Generally Accepted in the United States
          As stated in "1. Summary of Consolidated Financial Results of FY2003,
    (1) Financial Results," TMC recorded in its consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan 267.6 billion yen of the impact from return of the substituted portion of the employee pension fund to the government, of which
    32.3 billion yen was recorded as "Equity in earnings of affiliates" in non-operating income, and of which 235.3 billion yen was recorded as "Gains on return of the substituted portion of the employee pension fund" in extraordinary gains. However, because the accounting treatment in the United States is different from the one in Japan, TMC will not expect to recognize it as gain in its consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States for the year ended March 31, 2003.

(3) Application of Accounting Principles Generally Accepted in the United States to Toyota's Consolidated Financial Statements
          Toyota has decided to apply Article 87 of the "Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements" beginning in the fiscal year ending March 2004 and to prepare consolidated financial statements to be filed under the provisions of the Securities Exchange Act of Japan in accordance with accounting principles generally accepted in the United States.

                                 Consolidated 8

                        CONSOLIDATED PRODUCTION AND SALES
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

1. Production

                                                                                                               (Units)
---------------------------------------------------------------------------------------------------------------------
                                                       FY2003                  FY2002
                                                 (April 2002 through    (April 2001 through          Increase
                                                     March 2003)            March 2002)             (Decrease)
---------------------------------------------------------------------------------------------------------------------
                          Japan                             4,162,291              4,029,259                133,032
               ------------------------------------------------------------------------------------------------------
                       North America                          882,951                792,526                 90,425
                    -------------------------------------------------------------------------------------------------
                           Europe                             387,034                308,914                 78,120
Vehicles            -------------------------------------------------------------------------------------------------
 (new)                     Others                             550,690                273,517                277,173
                    -------------------------------------------------------------------------------------------------
                       Overseas total                       1,820,675              1,374,957                445,718
               ------------------------------------------------------------------------------------------------------
                          Total                             5,982,966              5,404,216                578,750
---------------------------------------------------------------------------------------------------------------------
               Houses (Japan)                                   3,574                  3,095                    479
---------------------------------------------------------------------------------------------------------------------

Note: The total production of vehicles (new) includes Daihatsu brand vehicles
      (including OEM production) of 739,480 units in FY2003 and 638,091 units in FY2002, and Hino brand vehicles (including OEM production) of 57,856 units in FY2003 and 27,159 units in FY2002 (produced in the latter half of FY2002).
      Annual production of Hino brand vehicles (including OEM production) during the period from April 2001 to March 2002 was 52,965 units.


     2. Sales (by destination)

                                                                                                              (Units)
---------------------------------------------------------------------------------------------------------------------
                                                       FY2003                  FY2002                Increase
                                                 (April 2002 through    (April 2001 through         (Decrease)
                                                     March 2003)            March 2002)
---------------------------------------------------------------------------------------------------------------------
                          Japan                             2,217,739              2,217,002                    737

               ------------------------------------------------------------------------------------------------------
                       North America                        1,981,824              1,780,133                201,691
                    -------------------------------------------------------------------------------------------------
                           Europe                             775,952                866,351                (90,399)
Vehicles            -------------------------------------------------------------------------------------------------
 (new)                     Others                           1,270,641                921,431                349,210
                    -------------------------------------------------------------------------------------------------
                       Overseas total                       4,028,417              3,567,915                460,502
               ------------------------------------------------------------------------------------------------------
                          Total                             6,246,156              5,784,917                461,239
---------------------------------------------------------------------------------------------------------------------
               Houses (Japan)                                   4,021                  3,685                    336
---------------------------------------------------------------------------------------------------------------------

Note: The total sales of vehicles (new) includes Daihatsu brand vehicles of 693,404 units in FY2003 and 573,543 units in FY2002, and Hino brand vehicles of 60,487 units in FY2003, and 29,305 units in FY2002 (sales for the latter half of FY2002).
      Annual sales of Hino brand vehicles during the period from April 2001 to March 2002 was 55,459 units.

                                 Consolidated 9

                       BREAKDOWN OF CONSOLIDATED NET SALES
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                         (Million yen; amounts less than one million yen are omitted.)
----------------------------------------------------------------------------------------------------------------------
                                                        FY2003                  FY2002                Increase
                                                 (April 2002 through     (April 2001 through         (Decrease)
                                                     March 2003)             March 2002)
----------------------------------------------------------------------------------------------------------------------
      Vehicles                                              12,583,713             11,858,751                724,962
      ----------------------------------------------------------------------------------------------------------------
      Parts & components for overseas                          171,187                194,531                (23,344)
      production
      ----------------------------------------------------------------------------------------------------------------
      Parts                                                    955,307                947,876                  7,431
      ----------------------------------------------------------------------------------------------------------------
      Others                                                 1,078,733                856,858                221,875
      ----------------------------------------------------------------------------------------------------------------
Total Automotive                                            14,788,940             13,858,017                930,923
----------------------------------------------------------------------------------------------------------------------
Financial services                                             700,961                676,723                 24,238
----------------------------------------------------------------------------------------------------------------------
Housing                                                         95,185                 83,570                 11,615
----------------------------------------------------------------------------------------------------------------------
Telecommunications                                              70,850                 63,185                  7,665
----------------------------------------------------------------------------------------------------------------------
Others                                                         398,351                424,801                (26,450)
----------------------------------------------------------------------------------------------------------------------
Total                                                       16,054,290             15,106,297                947,993
----------------------------------------------------------------------------------------------------------------------

Note: The amounts represent net sales to external customers.

                                Consolidated 10

                        CONSOLIDATED STATEMENTS OF INCOME

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                         (Million yen; less than one million yen are omitted.)
----------------------------------------------------------------------------------------------------------------------
                                                         FY2003                 FY2002                Increase
                                                   (April 2002 through    (April 2001 through        (Decrease)
                                                       March 2003)            March 2002)
----------------------------------------------------------------------------------------------------------------------

Net sales                                                   16,054,290             15,106,297                947,993

Cost of sales                                               12,156,140             11,518,782                637,358

Selling, general and administrative expenses                 2,534,469              2,464,044                 70,425

    Operating income                                         1,363,679              1,123,470                240,209

Non-operating income                                           296,100                244,111                 51,989

      Interest income                                           43,278                 46,958                (3,680)

      Dividend income                                           10,002                  8,691                  1,311

      Equity in earnings of affiliates                          81,966                 15,046                 66,920

      Other non-operating income                               160,852                173,415                (12,563)

Non-operating expenses                                         245,775                254,057                 (8,282)

      Interest expenses                                         29,547                 31,990                 (2,443)

      Other non-operating expenses                             216,228                222,067                 (5,839)

    Ordinary income                                          1,414,003              1,113,524                300,479

Extraordinary gains                                            235,314                      -                235,314

      Gains on return of substituted                           235,314                      -                235,314
      portion of employee pension fund

    Income before income taxes and minority                  1,649,318              1,113,524                535,794
    interest in consolidated subsidiaries

Income taxes - current                                         617,556                591,327                 26,229

Income taxes - deferred                                         33,237               (111,169)               144,406

Minority interest in consolidated                               53,852                 17,541                 36,311
subsidiaries

    Net income                                                 944,671                615,824                328,847
----------------------------------------------------------------------------------------------------------------------

                                Consolidated 11

                           CONSOLIDATED BALANCE SHEETS
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                         (Million yen; amounts less than one million yen are omitted.)
--------------------------------------------------------------------------------------------------- ------------------
                                                        FY2003                     FY2002               Increase
                                                (As of March 31, 2003)     (As of March 31, 2002)      (Decrease)
--------------------------------------------------------------------------------------------------- ------------------
                   Assets
Current assets                                               11,019,607                10,410,966            608,641

   Cash and deposits                                            620,870                   707,233            (86,363)

   Trade notes and accounts receivable                        1,583,393                 1,561,623             21,770

   Marketable securities                                      1,661,978                 1,605,460             56,518

   Inventories                                                1,072,947                 1,022,718             50,229

   Installment credit from dealers                            3,430,444                 3,334,357             96,087

   Short-term loans                                           1,558,161                 1,192,054            366,107

   Deferred income taxes                                        413,039                   379,668             33,371

   Other current assets                                         826,442                   718,693            107,749

   Less: allowance for doubtful accounts                       (147,670)                 (110,843)           (36,827)


Fixed assets                                                  9,722,778                 9,477,970            244,808

  Property, plant and equipment                               5,506,985                 5,437,777             69,208

   Buildings and structures                                   1,253,674                 1,230,871             22,803

   Machinery and equipment                                    1,163,778                 1,179,305            (15,527)

   Vehicles and delivery equipment                            1,238,252                 1,269,275            (31,023)

   Land                                                       1,097,189                 1,070,869             26,320

   Construction in progress                                     232,966                   270,497            (37,531)

   Other property, plant and equipment                          521,123                   416,958            104,165

  Intangible fixed assets                                         5,123                     4,328                795

  Investments and other assets                                4,210,669                 4,035,865            174,804

   Investments in securities                                  2,695,939                 2,642,122             53,817

   Long-term loans                                              757,922                   796,349            (38,427)

   Deferred income taxes                                        446,123                   465,193            (19,070)

   Other investments and other assets                           335,618                   159,450            176,168

   Less: allowance for doubtful accounts                       (24,934)                  (27,251)              2,317
--------------------------------------------------------------------------------------------------- ------------------
                Total assets                                 20,742,386                19,888,937            853,449
--------------------------------------------------------------------------------------------------- ------------------

                                Consolidated 12

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                         (Million yen; amounts less than one million yen are omitted.)
----------------------------------------------------------------------------------------------------------------------
                                                        FY2003                     FY2002               Increase
                                                (As of March 31, 2003)     (As of March 31, 2002)      (Decrease)
----------------------------------------------------------------------------------------------------------------------
                 Liabilities
Current liabilities                                           7,557,541                 7,183,071            374,470

   Trade notes and accounts payable                           1,582,245                 1,483,170             99,075

   Current portion of bonds                                   1,124,035                 1,020,930            103,105

   Short-term borrowings                                        966,243                 1,104,365           (138,122)

   Commercial papers                                          1,080,613                   952,553            128,060

   Accrued expenses and other accounts                        1,600,847                 1,433,216            167,631
   payable

   Income taxes payable                                         317,194                   339,304            (22,110)

   Deferred income taxes                                          1,570                     1,769               (199)

   Other current liabilities                                    884,791                   847,761             37,030


Long-term liabilities                                         5,228,369                 4,916,572            311,797

   Bonds                                                      3,520,344                 3,132,372            387,972

   Convertible debentures                                             -                    13,308            (13,308)

   Long-term borrowings                                         573,767                   481,007             92,760

   Deferred income taxes                                        410,330                   398,273             12,057

   Allowance for retirement benefits                            639,708                   769,714           (130,006)

   Other long-term liabilities                                   84,218                   121,897            (37,679)

              Total liabilities                              12,785,911                12,099,644            686,267


         Minority interest in                                   496,207                   464,220             31,987
         consolidated subsidiaries

            Shareholders' equity

Common stock                                                    397,049                   397,049                  -

Capital reserve                                                       -                   415,150           (415,150)

Capital surplus                                                 418,401                         -            418,401

Consolidated earned surplus                                           -                 6,527,956         (6,527,956)

Retained earnings                                             7,219,896                         -          7,219,896

Net unrealized gains on other securities                         78,630                   152,809            (74,179)

Translation adjustments                                        (112,350)                   22,855           (135,205)

Less: treasury stock                                           (541,360)                 (157,766)          (383,594)

Less:  common  stock  of the  Parent  held by                         -                   (32,983)            32,983

consolidated subsidiaries

         Total shareholders' equity                           7,460,267                 7,325,072            135,195
----------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                   20,742,386                19,888,937            853,449
----------------------------------------------------------------------------------------------------------------------

Note: The "Accounting Standard for Treasury Stock and Reversal of Legal
      Reserves" has been applied during FY2003.

                                Consolidated 13

                           CONSOLIDATED STATEMENTS OF
                                RETAINED EARNINGS
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                         (Million yen; amounts less than one million yen are omitted.)
----------------------------------------------------------------------------------------------------------------------
                                                        FY2003                    FY2002                Increase
                                                 (April 2002 through        (April 2001 through        (Decrease)
                                                     March 2003)                March 2002)
----------------------------------------------------------------------------------------------------------------------

Consolidated earned surplus at beginning of                         -                  6,162,656         (6,162,656)
period
Decreases in consolidated earned surplus                            -                    250,524           (250,524)
   Dividends                                                        -                     98,638            (98,638)
   Bonuses to directors and corporate                               -                      2,050             (2,050)
    auditors
   Decrease resulting from increase in                              -                     16,742            (16,742)
    consolidated subsidiaries
   Decrease resulting from decrease in                              -                      3,874             (3,874)
    consolidated subsidiaries
   Decrease resulting from share retirement                         -                    129,218           (129,218)
    by the parent company
Net income                                                          -                    615,824           (615,824)
Consolidated earned surplus at end of period                        -                  6,527,956         (6,527,956)


              (Capital surplus)
Capital surplus at beginning of period                        415,150                          -            415,150
   Capital reserve at beginning of period                     415,150                          -            415,150
Increase in capital surplus                                     3,251                          -              3,251
   Gain on disposal of treasury stock                           1,430                          -              1,430
   Increase resulting from exchange of shares                   1,820                          -              1,820
Capital surplus at end of period                              418,401                          -            418,401

             (Retained earnings)

Retained earnings at beginning of period                    6,527,956                          -          6,527,956
   Consolidated earned surplus at beginning                 6,527,956                          -          6,527,956
    of period
Increases in retained earnings                                948,642                          -            948,642
   Net income                                                 944,671                          -            944,671
   Increase resulting from decrease in                          3,804                          -              3,804
    consolidated subsidiaries
   Increase resulting from increase in
    affiliates accounted for under the                            166                          -                166
    equity method
Decreases in retained earnings                                256,702                          -            256,702
   Dividends                                                  109,330                          -            109,330
   Bonuses to directors and corporate                           2,316                          -              2,316
    auditors
   Decrease resulting from increase in                          2,062                          -              2,062
    consolidated subsidiaries
   Decrease resulting from share retirement                   142,992                          -            142,992
    by the parent company
Retained earnings at end of period                          7,219,896                          -          7,219,896
----------------------------------------------------------------------------------------------------------------------

                                Consolidated 14

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                         (Million yen; amounts less than one million yen are omitted.)
----------------------------------------------------------------------------------------------------------------------
                                                                            FY2003                    FY2002
                                                                      (April 2002 through      (April 2001 through
                                                                          March 2003)              March 2002)
----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
   Income before income taxes and minority interest in                          1,649,318                 1,113,524
   consolidated subsidiaries
   Depreciation expenses                                                          851,634                   803,607
   Losses on disposal of fixed assets                                              53,863                    52,637
   (Decrease) Increase in allowance for retirement benefits                      (113,478)                  131,187
   Interest and dividend income                                                   (53,280)                  (55,649)
   Interest expenses                                                               29,547                    31,990
   Equity in earnings of affiliates                                               (81,966)                  (15,046)
   Increase in trade notes and accounts receivable                               (357,746)                 (583,422)
   Increase in loans receivable of consolidated financial                        (407,186)                  (91,321)
   subsidiaries
   (Increase) Decrease in inventories                                             (25,842)                   11,512
   Increase in trade notes and accounts payable                                   108,611                    14,686
   Others                                                                         294,123                  (174,576)
                                                                    ------------------------ -------------------------
                             Subtotal                                           1,947,598                 1,239,130
   Interest and dividends received                                                 69,766                    68,454
   Interest paid                                                                  (30,084)                  (31,475)
   Income taxes paid                                                             (657,808)                 (516,959)
                                                                    ------------------------ -------------------------
                       Cash flows from operating activities                     1,329,472                   759,149

Cash flows from investing activities
   Net (increase) decrease in time deposits                                       (32,195)                   34,828
   Payments for purchase of marketable securities and investments              (1,111,584)                 (667,893)
   in securities
   Proceeds from sales of marketable securities and investments                   208,776                   159,139
   in securities
   Proceeds from redemption of marketable securities and                          723,981                   604,080
   investments in securities
   Payments for acquisition of property, plant and equipment                   (1,012,803)                 (961,402)
   (excluding vehicles for lease)
   Payments for acquisition of vehicles for lease                                (540,945)                 (566,690)
   Proceeds from sales of property, plant and equipment                            64,074                    65,119
   (excluding vehicles for lease)
   Proceeds from sales of vehicles for lease                                      283,840                   408,422
   Others                                                                          31,042                   (29,635)
                                                                    ------------------------ -------------------------
                       Cash flows from investing activities                    (1,385,814)                 (954,031)

Cash flows from financing activities
   Net (decrease) increase in short-term borrowings                              (202,190)                   26,112
   Net increase in commercial papers                                              179,453                    78,331
   Proceeds from origination of long-term borrowings                              189,693                   261,823
   Payments for repayment of long-term borrowings                                (144,933)                 (293,559)
   Proceeds from issuance of bonds                                              1,564,564                 1,493,896
   Payments for redemption of bonds                                              (984,848)                 (830,294)
   Payments for repurchase of treasury stock                                     (454,611)                 (282,849)
   Dividends paid                                                                (109,330)                  (98,638)
   Others                                                                          (4,241)                   (6,816)
                                                                    ------------------------ -------------------------
                       Cash flows from financing activities                        33,555                   348,005

Effect of exchange rate changes on cash and cash equivalents                      (42,098)                   32,375
                                                                    ------------------------ -------------------------
Net (decrease) increase in cash and cash equivalents                              (64,884)                  185,499
Cash and cash equivalents at beginning of year                                  1,688,126                 1,507,280
Decrease in cash and cash equivalents due to change in scope of                         -                    (4,654)
consolidated subsidiaries
                                                                    ------------------------ -------------------------
Cash and cash equivalents at end of year                                        1,623,241                 1,688,126
----------------------------------------------------------------------------------------------------------------------

Note: In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time, carry minimal risk of change in value and have a redemption period of three months or less.

                                Consolidated 15

                         SIGNIFICANT ACCOUNTING POLICIES
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

1.  Valuation of securities:
       Securities are principally evaluated on the following basis
             Other securities with fair value:
                      Stated at fair value based on market prices, etc. at end of year. (Both unrealized gains and losses are included in "Net unrealized gains on other securities", a component of shareholders' equity; cost of sales is determined using the moving average method.)
             Other securities not practicable to fair value:
                      Stated at cost determined using the moving average method

2.  Valuation of derivatives:
       Principally stated at fair value

3.  Valuation of money trusts for trading purposes:
       Stated at fair value

4.  Valuation of inventories:
       TMC and domestic consolidated subsidiaries:
                  Principally stated at cost, as determined using the periodic average method or the specific identification method
       Overseas consolidated subsidiaries:
                  Principally stated at the lower of cost or market value based on the following: the specific identification method, first-in-first-out method or last-in-first-out method

5.  Depreciation of property, plant and equipment:
       TMC and domestic consolidated subsidiaries:
                  Principally computed using the declining balance method Overseas consolidated subsidiaries:
                  Principally computed using the straight-line method

6.  Amortization of intangible fixed assets:
                  Computed using the straight-line method

7.  Significant reserves:
        Allowance for doubtful accounts:
             TMC: To prepare for losses from bad debt, allowance for doubtful accounts is provided in an amount equivalent to the maximum limit deductible for tax purposes which is determined by the Corporation Tax Laws or an amount determined by considering the collectibility of receivable
             Consolidated subsidiaries:
                     Principally computed based on the maximum limit deductible for tax purposes which is determined by the Corporation Tax Laws or the historical loss experience
        Allowance for employee bonus:
             To provide for employee bonuses, some of the consolidated subsidiaries accrue part of the estimated bonus payments for the next year which are attributed to the current year
        Allowance for retirement benefits:
             Principally to provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the year.

8. Consumption taxes:
        Computed based on the net-of-tax method

                                Consolidated 16

                      NOTES TO CONSOLIDATED BALANCE SHEETS
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


1.   Accumulated depreciation of property, plant and equipment
     7,931,514 million yen

2. Leased assets (as a lessor) of 1,134,883 million yen are included in "Vehicles and delivery equipment"

3.   Assets pledged as collateral and secured liability
        Assets pledged as
        collateral              Notes receivable              38,134 million yen
                                Installment credit from       66,013 million yen
                                dealers
                                Buildings and structures      58,691 million yen
                                Machinery and equipment       12,190 million yen
                                Land                          98,248 million yen
                                Others                        27,445 million yen
        Secured liability       Short-term borrowings        143,266 million yen
                                Long-term borrowings          56,769 million yen
                                Bonds                         66,013 million yen

4.   Liabilities for guarantees                              877,504 million yen

5.   Trade notes receivable discounted                        17,343 million yen
     Trade notes receivable endorsed                              11 million yen


                   NOTES TO CONSOLIDATED STATEMENTS OF INCOME
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

R&D expenses included in general and administrative expenses and manufacturing
costs                                                        671,608 million yen


                 NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Reconciliation of cash and cash equivalents to accounts on the consolidated balance sheet at the end of FY2003.

Cash and deposits                                                           620,870    million yen
Marketable securities                                                     1,661,978    million yen
----------------------------------------------------------------------------------------------------
    Total                                                                 2,282,848    million yen
Time deposits, bonds and others with original maturity exceeding           (659,606)   million yen
a three-month period
----------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                 1,623,241    million yen

                                Consolidated 17

                               SEGMENT INFORMATION
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

1.  Business Segment Information

(1) FY2003 (April 2002 through March 2003)

                                                        (Million yen; amounts less than one million yen are omitted.)
----------------------------------------------------------------------------------------------------------------------
                                                                                         Elimination
                                                                                            and/or
                                              Financial                                  unallocated
                               Automotive      services      All other       Total          assets      Consolidated
----------------------------------------------------------------------------------------------------------------------
Net sales
(1)  Sales to external         14,788,940        700,961       564,387     16,054,290             -      16,054,290
     customers
(2)  Inter-segment sales           12,337         19,045       307,564        338,947      (338,947)              -
     and transfers

          Total                14,801,278        720,007       871,952     16,393,238      (338,947)     16,054,290
----------------------------------------------------------------------------------------------------------------------
Operating expenses             13,468,917        691,486       857,569     15,017,973      (327,363)     14,690,610
----------------------------------------------------------------------------------------------------------------------
Operating income                1,332,360         28,520        14,383      1,375,264       (11,584)      1,363,679
======================================================================================================================
Assets                          9,617,993      7,657,144       857,739     18,132,877     2,609,508      20,742,386
----------------------------------------------------------------------------------------------------------------------
Depreciation                      722,742        109,151        19,740        851,634             -         851,634
expenses
----------------------------------------------------------------------------------------------------------------------
Capital expenditure             1,013,586        470,863        52,708      1,537,157             -       1,537,157
----------------------------------------------------------------------------------------------------------------------

(2) FY2002 (April 2001 through March 2002)

                                                        (Million yen; amounts less than one million yen are omitted.)
----------------------------------------------------------------------------------------------------------------------
                                                                                         Elimination
                                                                                            and/or
                                              Financial                                  unallocated
                               Automotive      services      All other       Total          assets      Consolidated
----------------------------------------------------------------------------------------------------------------------
Net sales
(1)  Sales to external         13,858,017        676,723       571,557     15,106,297            -       15,106,297
     customers
(2)  Inter-segment sales           51,908         16,662       247,912        316,483      (316,483)              -
     and transfers

          Total                13,909,926        693,385       819,470     15,422,781      (316,483)     15,106,297
----------------------------------------------------------------------------------------------------------------------
Operating expenses             12,831,828        624,727       820,367     14,276,922      (294,095)     13,982,827
----------------------------------------------------------------------------------------------------------------------
Operating income                1,078,097         68,657         (896)      1,145,858       (22,387)      1,123,470
======================================================================================================================
Assets                          9,458,096      7,069,278       778,650     17,306,025     2,582,911      19,888,937
----------------------------------------------------------------------------------------------------------------------
Depreciation                      681,049        102,098        20,460        803,607             -         803,607
expenses
----------------------------------------------------------------------------------------------------------------------
Capital expenditure               989,445        478,589        40,736      1,508,771             -       1,508,771
----------------------------------------------------------------------------------------------------------------------

Note: Unallocated corporate assets included under "Elimination and/or unallocated assets" for FY2003 and FY2002 are 3,136,008 million yen and 3,016,176 million yen, respectively, and consist primarily of funds such as cash and deposits, marketable securities and portion of investments in securities held by TMC.

                                Consolidated 18

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

2. Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

(1) Consolidated Statements of Income as Classified into Non-Financial Services Business and Financial Services Business

                                                         (Million yen; amounts less than one million yen are omitted.)
----------------------------------------------------------------------------------------------------------------------
                                                            FY2003                 FY2002              Increase
                                                          (April 2002            (April 2001          (Decrease)
                                                      through March 2003)    through March 2002)
----------------------------------------------------------------------------------------------------------------------
             (Non-financial services)
Net sales                                                      15,362,780             14,471,837            890,943
Cost of sales                                                  11,730,912             11,113,753            617,159
Selling, general and administrative expenses                    2,279,566              2,273,530              6,036
    Operating income                                            1,352,301              1,084,553            267,748
Non-operating income                                              287,566                277,011             10,555
Non-operating expenses                                            256,878                253,468              3,410
    Ordinary income                                             1,382,989              1,108,096            274,893
Extraordinary gains                                               235,314                      -            235,314
      Gains on return of substituted portion of                   235,314                      -            235,314
      employee pension fund
Income before income taxes and minority interest                1,618,304              1,108,096            510,208
in consolidated subsidiaries
Income taxes                                                      637,385                475,184            162,201
Minority interest in consolidated subsidiaries                     53,279                 16,763             36,516
    Net income                                                    927,639                616,147            311,492
----------------------------------------------------------------------------------------------------------------------
               (Financial services)
Net sales                                                         720,007                693,385             26,622
Cost of sales                                                     428,327                433,085             (4,758)
Selling, general and administrative expenses                      263,158                191,641             71,517
    Operating income                                               28,520                 68,657            (40,137)
Non-operating income                                               12,773                  6,313              6,460
Non-operating expenses                                              9,824                 53,539            (43,715)
    Ordinary income                                                31,468                 21,431             10,037
    Income before income taxes and minority                        31,468                 21,431             10,037
    interest in consolidated subsidiaries
Income taxes                                                       13,790                 13,855                (65)
Minority interest in consolidated subsidiaries                        575                    810               (235)
    Net income                                                     17,102                  6,765             10,337
----------------------------------------------------------------------------------------------------------------------
                  (Elimination)
            Elimination of net income                                 (71)                (7,088)             7,017
----------------------------------------------------------------------------------------------------------------------
                  (Consolidated)
                    Net income                                    944,671                615,824            328,847
----------------------------------------------------------------------------------------------------------------------

                                Consolidated 19

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(2) Consolidated Balance Sheets as Classified into Non-Financial Services Business and Financial Services Business

                                                         (Million yen; amounts less than one million yen are omitted.)
----------------------------------------------------------------------------------------------------------------------
                                                             FY2003                 FY2002             Increase
                                                     (As of March 31,2003)  (As of March 31,2002)     (Decrease)
----------------------------------------------------------------------------------------------------------------------
                      Assets
             (Non-financial services)
Current assets                                                  6,065,008              5,857,335            207,673
   Cash and deposits                                              443,913                549,398           (105,485)
   Trade notes and accounts receivable                          1,599,344              1,572,060             27,284
   Marketable securities                                        1,655,596              1,601,256             54,340
   Inventories                                                  1,072,947              1,022,718             50,229
   Other current assets, etc.                                   1,293,207              1,111,902            181,305

Fixed assets                                                    7,788,396              7,663,886            124,510
  Property, plant and equipment                                 4,447,518              4,353,811             93,707
  Investments and other assets                                  3,340,877              3,310,074             30,803
   Investments in securities                                    2,422,902              2,389,376             33,526
   Long-term loans                                                327,945                399,349            (71,404)
   Other investments and other assets, etc.                       590,028                521,349             68,679
----------------------------------------------------------------------------------------------------------------------
                      Total                                    13,853,404             13,521,221            332,183
----------------------------------------------------------------------------------------------------------------------
               (Financial services)
Current assets                                                  5,542,664              5,011,868            530,796
   Cash and deposits                                              176,957                157,835             19,122
   Marketable securities                                            6,381                  4,204              2,177
   Installment credit from dealers                              3,320,405              3,214,276            106,129
   Other current assets, etc.                                   2,038,920              1,635,551            403,369

Fixed assets                                                    2,114,479              2,057,410             57,069
  Property, plant and equipment                                 1,059,466              1,083,966            (24,500)
  Intangible fixed assets                                           5,123                  4,328                795
  Investments and other assets                                  1,049,889                969,115             80,774
   Investments in securities                                      273,036                252,746             20,290
   Long-term loans                                                610,249                640,907            (30,658)
   Other investments and other assets, etc.                       166,603                 75,461             91,142
----------------------------------------------------------------------------------------------------------------------
                      Total                                     7,657,144              7,069,278            587,866
----------------------------------------------------------------------------------------------------------------------
                  (Elimination)
              Elimination of assets                              (768,162)              (701,563)           (66,599)
----------------------------------------------------------------------------------------------------------------------
                  (Consolidated)
                   Total assets                                20,742,386             19,888,937            853,449
----------------------------------------------------------------------------------------------------------------------

Note: Assets in the non-financial services include unallocated corporate assets.

                                Consolidated 20

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                         (Million yen; amounts less than one million yen are omitted.)
----------------------------------------------------------------------------------------------------------------------
                                                             FY2003                 FY2002             Increase
                                                     (As of March 31,2003)  (As of March 31,2002)     (Decrease)
----------------------------------------------------------------------------------------------------------------------
                   Liabilities
             (Non-financial services)
Current liabilities                                             4,736,878              4,583,985            152,893
   Trade notes and accounts payable                             1,570,853              1,475,934             94,919
   Current portion of bonds                                        63,308                154,150            (90,842)
   Short-term borrowings                                          843,193                922,792            (79,599)
   Accrued expenses and other accounts payable                  1,235,818              1,305,518            (69,700)
   Income taxes payable                                           310,232                333,171            (22,939)
   Other current liabilities, etc.                                713,471                392,418            321,053

Long-term liabilities                                           1,590,995              1,620,829            (29,834)
   Bonds and convertible debentures                               500,400                413,808             86,592
   Long-term borrowings                                           247,730                255,928            (8,198)
   Other long-term liabilities, etc.                              842,864                951,092           (108,228)
                      Total                                     6,327,874              6,204,815            123,059
----------------------------------------------------------------------------------------------------------------------
               (Financial services)
Current liabilities                                             3,404,522              3,049,099            355,423
   Current portion of bonds                                     1,060,727                866,780            193,947
   Short-term borrowings                                          667,814                605,697             62,117
   Commercial papers                                            1,031,271                923,989            107,282
   Accrued expenses and other accounts payable                    154,595                151,310              3,285
   Income taxes payable                                             6,962                  6,133                829
   Other current liabilities, etc.                                483,151                495,187            (12,036)

Long-term liabilities                                           3,822,166              3,548,381            273,785
   Bonds                                                        3,019,944              2,731,872            288,072
   Long-term borrowings                                           510,829                477,716             33,113
   Other long-term liabilities, etc.                              291,392                338,792            (47,400)
                      Total                                     7,226,689              6,597,481            629,208
----------------------------------------------------------------------------------------------------------------------
                  (Elimination)
            Elimination of liabilities                           (768,651)              (702,652)           (65,999)
                  (Consolidated)
                Total liabilities                              12,785,911             12,099,644            686,267
----------------------------------------------------------------------------------------------------------------------
                  (Consolidated)
        Minority interest in consolidated                         496,207                464,220             31,987
                   subsidiaries
----------------------------------------------------------------------------------------------------------------------
               Shareholders' equity
                  (Consolidated)
Common stock                                                      397,049                397,049                  -
Capital reserve                                                         -                415,150           (415,150)
Capital surplus                                                   418,401                      -            418,401
Consolidated earned surplus                                             -              6,527,956         (6,527,956)
Retained earnings                                               7,219,896                      -          7,219,896
Net unrealized gains on other securities                           78,630                152,809            (74,179)
Translation adjustments                                          (112,350)                22,855           (135,205)
Less: treasury stock                                             (541,360)              (157,766)          (383,594)
Less: common stock of the Parent held by                                -                (32,983)            32,983
consolidated subsidiaries
            Total shareholders' equity                          7,460,267              7,325,072            135,195
----------------------------------------------------------------------------------------------------------------------
                  (Consolidated)
    Total liabilities and shareholders' equity                 20,742,386             19,888,937            853,449
----------------------------------------------------------------------------------------------------------------------

                                Consolidated 21

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(3) Consolidated Statements of Cash Flows as Classified into Non-Financial Services Business and Financial Services Business

                                                         (Million yen; amounts less than one million yen are omitted.)
----------------------------------------------------------------------------------------------------------------------
                                                                                  FY2003                FY2002
                                                                           (April 2002 through   (April 2001 through
                                                                               March 2003)           March 2002)
----------------------------------------------------------------------------------------------------------------------
                        (Non-financial services)
Cash flows from operating activities
   Income before income taxes and minority interest in consolidated                 1,618,304             1,108,096
   subsidiaries
   Depreciation expenses                                                              742,482               701,509
   Losses on disposal of fixed assets                                                  53,576                52,046
   (Decrease) Increase in allowance for retirement benefits                          (113,836)              130,877
   Interest and dividend income                                                       (55,078)              (60,453)
   Interest expenses                                                                   48,748                51,296
   Equity in earnings of affiliates                                                   (70,649)              (38,989)
   Decrease in trade notes and accounts receivable                                      2,952                43,286
   (Increase) Decrease in inventories                                                 (25,842)                8,588
   Increase in trade notes and accounts payable                                       105,652                49,513
   Others                                                                             150,494              (226,423)
                                                                           --------------------- ---------------------
                                Subtotal                                            2,456,804             1,819,347
   Interest and dividends received                                                     69,798                71,907
   Interest paid                                                                      (49,285)              (50,781)
   Income taxes paid                                                                 (649,282)             (497,431)
                                                                           --------------------- ---------------------
                                Cash flows from operating activities                1,828,034             1,343,042

Cash flows from investing activities
   Net (increase) decrease in time deposits                                           (19,935)               45,906
   Payments for purchase of marketable securities and investments in                 (860,913)             (426,357)
   securities
   Proceeds from sales of marketable securities and investments in                    146,331                58,443
   securities
   Proceeds from redemption of marketable securities and investments in               591,922               465,001
   securities
   Payments for acquisition of property, plant and equipment (excluding              (964,338)             (906,683)
   vehicles for lease)
   Payments for acquisition of vehicles for lease                                    (121,227)             (144,556)
   Proceeds from sales of property, plant and equipment (excluding                     52,929                54,972
   vehicles for lease)
   Proceeds from sales of vehicles for lease                                           61,222               111,607
   Others                                                                             (53,639)              (56,152)
                                                                           --------------------- ---------------------
                                Cash flows from investing activities               (1,167,647)             (797,817)

Cash flows from financing activities
    Net decrease in short-term borrowings                                            (104,607)              (25,909)
    Proceeds from origination of long-term borrowings                                  39,447                84,018
    Payments for repayment of long-term borrowings                                    (82,090)             (116,031)
    Payments for purchase of treasury stocks                                         (454,611)             (282,849)
    Dividends paid                                                                   (109,330)              (98,638)
    Others                                                                             11,982               (36,463)
                                                                           --------------------- ---------------------
                                Cash flows from financing activities                 (699,209)             (475,873)

Effect of exchange rate changes on cash and cash equivalents                          (34,172)                24,095
                                                                           --------------------- ---------------------
Net (decrease) increase in cash and cash equivalents                                  (72,995)               93,446
Cash and cash equivalents at beginning of year                                      1,541,940             1,453,148
Decrease in cash and cash equivalents due to change in scope of                             -                (4,654)
consolidated subsidiaries
                                                                           --------------------- ---------------------
Cash and cash equivalents at end of year                                            1,468,944             1,541,940
----------------------------------------------------------------------------------------------------------------------

                                Consolidated 22

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                         (Million yen; amounts less than one million yen are omitted.)
---------------------------------------------------------------------------------------------------------------------
                                                                                  FY2003                FY2002
                                                                           (April 2002 through   (April 2001 through
                                                                               March 2003)           March 2002)
---------------------------------------------------------------------------------------------------------------------
                         (Financial services)
Cash flows from operating activities
   Income before income taxes and minority interest in consolidated                    31,468                21,431
   subsidiaries
   Depreciation expenses                                                              109,151               102,098
   Equity in (earnings) losses of affiliates                                          (11,317)               23,942
   Increase in trade notes and accounts receivable                                   (367,213)             (612,144)
   Increase in loans receivable of consolidated financial subsidiaries               (407,186)              (91,321)
   Others                                                                             153,296                 4,265
                                                                           --------------------- ---------------------
                               Subtotal                                              (491,800)             (551,727)
   Interest and dividends received                                                      1,766                 1,350
   Income taxes paid                                                                   (8,526)              (19,527)
                                                                           --------------------- ---------------------
                                Cash flows from operating activities                 (498,560)             (569,905)

Cash flows from investing activities
   Net increase in time deposits                                                      (12,259)              (11,077)
   Payments for purchase of marketable securities and investments in                 (250,670)             (241,535)
   securities
   Proceeds from sales of marketable securities and investments in                     62,444               100,695
   securities
   Proceeds from redemption of marketable securities and investments                  132,059               139,078
   in securities
   Payments for acquisition of property, plant and equipment                          (48,465)              (54,719)
   (excluding vehicles for lease)
   Payments for acquisition of vehicles for lease                                    (419,718)             (422,133)
   Proceeds from sales of property, plant and equipment (excluding                     11,144                10,147
   vehicles for lease)
   Proceeds from sales of vehicles for lease                                          222,617               296,814
   Others                                                                              35,365              (147,036)
                                                                           --------------------- ---------------------
                                Cash flows from investing activities                 (267,482)             (329,766)

Cash flows from financing activities
   Net (decrease) increase in short-term borrowings                                   (45,124)              207,507
   Net increase in commercial papers                                                  159,080                85,977
   Proceeds from origination of long-term borrowings                                  166,768               190,028
   Payments for repayment of long-term borrowings                                     (82,508)             (185,670)
   Proceeds from issuance of bonds                                                  1,414,564             1,493,896
   Payments for redemption of bonds                                                  (830,698)             (820,294)
   Others                                                                                   -                12,000
                                                                           --------------------- ---------------------
                                Cash flows from financing activities                  782,080               983,445

Effect of exchange rate changes on cash and cash equivalents                           (7,925)                8,280
                                                                           --------------------- ---------------------
Net increase in cash and cash equivalents                                               8,111                92,053
Cash and cash equivalents at beginning of year                                        146,185                54,132
                                                                           --------------------- ---------------------
Cash and cash equivalents at end of year                                              154,297               146,185
---------------------------------------------------------------------------------------------------------------------
                            (Consolidated)
Effect of exchange rate changes on cash and cash equivalents                          (42,098)               32,375
                                                                           --------------------- ---------------------
Net (decrease) increase in cash and cash equivalents                                  (64,884)              185,499
Cash and cash equivalents at beginning of year                                      1,688,126             1,507,280
Decrease in cash and cash equivalents due to change in scope of                             -                (4,654)
consolidated subsidiaries
                                                                           --------------------- ---------------------
Cash and cash equivalents at end of year                                            1,623,241             1,688,126
---------------------------------------------------------------------------------------------------------------------

Note: In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time, carry minimal risk of change in value and have a redemption period of three months or less.

                                Consolidated 23

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

3.   Geographical Segment Information

(1)  FY2003 (April 2002 through March 2003)

                                                         (Million yen; amounts less than one million yen are omitted.)
----------------------------------------------------------------------------------------------------------------------
                         Japan     North America    Europe        Other         Total      Elimination  Consolidated
                                                                                             and/or
                                                                                           unallocated
                                                                                             assets
----------------------------------------------------------------------------------------------------------------------
Net sales
(1)  Sales to
     external           6,990,384     5,973,581     1,505,895    1,584,428    16,054,290             -    16,054,290
     customers
(2)  Inter-segment
     sales and          4,274,841       289,118        85,137      111,381     4,760,478    (4,760,478)            -
     transfers
Total                  11,265,225     6,262,699     1,591,033    1,695,810    20,814,769    (4,760,478)   16,054,290
----------------------------------------------------------------------------------------------------------------------
Operating expenses     10,232,412     5,972,908     1,587,128    1,643,300    19,435,749    (4,745,139)   14,690,610
----------------------------------------------------------------------------------------------------------------------
Operating income        1,032,813       289,791         3,904       52,509     1,379,019       (15,339)    1,363,679
======================================================================================================================
Assets                  9,474,768     6,577,056     1,557,523    1,211,312    18,820,660     1,921,725    20,742,386
----------------------------------------------------------------------------------------------------------------------


(2)  FY2002 (April 2001 through March 2002)

                                                         (Million yen; amounts less than one million yen are omitted.)
----------------------------------------------------------------------------------------------------------------------
                         Japan     North America    Europe        Other         Total      Elimination  Consolidated
                                                                                             and/or
                                                                                           unallocated
                                                                                             assets
----------------------------------------------------------------------------------------------------------------------
Net sales
(1)  Sales to
     external           6,698,686     5,587,784     1,537,324    1,282,502    15,106,297             -    15,106,297
     customers
(2)  Inter-segment
     sales and          3,835,050       244,552        57,137      117,923     4,254,664    (4,254,664)            -
     transfers
Total                  10,533,737     5,832,337     1,594,461    1,400,426    19,360,962    (4,254,664)   15,106,297
----------------------------------------------------------------------------------------------------------------------
Operating expenses      9,663,410     5,566,687     1,606,867    1,380,671    18,217,637    (4,234,810)   13,982,827
----------------------------------------------------------------------------------------------------------------------
Operating income          870,326       265,649       (12,405)      19,754     1,143,324       (19,853)    1,123,470
======================================================================================================================
Assets                  9,253,687     6,534,782     1,215,021      960,048    17,963,539     1,925,397    19,888,937
----------------------------------------------------------------------------------------------------------------------

Note: Unallocated corporate assets included under "Elimination and/or unallocated assets" for FY2003 and FY2002 are 3,136,008 million yen and 3,016,176 million yen, respectively, and consist primarily of funds such as cash and deposits, marketable securities and portion of investments in securities held by TMC.

                                Consolidated 24

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

4.   Overseas Sales

(1)  FY2003 (April 2002 through March 2003)

                                                         (Million yen; amounts less than one million yen are omitted.)
----------------------------------------------------------------------------------------------------------------------
                                North America             Europe                 Other                  Total
----------------------------------------------------------------------------------------------------------------------
Overseas sales                       6,243,637             1,547,389              2,666,889            10,457,916
----------------------------------------------------------------------------------------------------------------------
Consolidated sales                           -                     -                      -            16,054,290
----------------------------------------------------------------------------------------------------------------------
Ratio of overseas sales to                   %                     %                      %                     %
consolidated sales                        38.9                   9.6                   16.6                  65.1
----------------------------------------------------------------------------------------------------------------------


(2)  FY2002 (April 2001 through March 2002)

                                                         (Million yen; amounts less than one million yen are omitted.)
----------------------------------------------------------------------------------------------------------------------
                                North America             Europe                 Other                  Total
----------------------------------------------------------------------------------------------------------------------
Overseas sales                       5,796,721             1,572,732              2,168,685             9,538,139
----------------------------------------------------------------------------------------------------------------------
Consolidated sales                           -                     -                      -            15,106,297
----------------------------------------------------------------------------------------------------------------------
Ratio of overseas sales to                   %                     %                      %                     %
consolidated sales                        38.4                  10.4                   14.3                  63.1
----------------------------------------------------------------------------------------------------------------------

                                Consolidated 25

                       UNCONSOLIDATED STATEMENTS OF INCOME
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                        (Million yen; amounts less than one million yen are omitted.)
---------------------------------------------------------------------------------------------------------------------
                                                       FY2003                  FY2002
                                                 (April 2002 through     (April 2001 through         Increase
                                                     March 2003)             March 2002)            (Decrease)
---------------------------------------------------------------------------------------------------------------------
       Ordinary profits and losses
Operating revenue and expenses
    Operating revenue                                      8,739,310               8,284,968               454,342
      Net sales                                            8,739,310               8,284,968               454,342
    Operating expenses                                     7,877,987               7,536,043               341,944
      Cost of sales                                        6,932,356               6,618,526               313,830
      Selling, general and administrative                    945,630                 917,517                28,113
      expenses
    Operating income                                         861,323                 748,924               112,399
Non-operating income and expenses
    Non-operating income                                     167,814                 174,212                (6,398)
      Interest income                                         20,482                  23,069                (2,587)
      Dividend income                                         45,240                  34,488                10,752
      Other non-operating income                             102,090                 116,654               (14,564)
    Non-operating expenses                                   136,460                 154,215               (17,755)
      Interest expenses                                       11,023                  10,669                   354
      Other non-operating expenses                           125,437                 143,546               (18,109)
Ordinary income                                              892,676                 768,920               123,756
       Extraordinary gains and losses
Extraordinary gains                                          162,457                       -               162,457
      Gains on return of substituted                         162,457                       -               162,457
      portion of employee pension fund
Income before income taxes                                 1,055,134                 768,920               286,214
Income taxes - current                                       432,000                 418,800                13,200
Income taxes - deferred                                      (10,925)               (120,118)              109,193
Net income                                                   634,059                 470,239               163,820
Unappropriated retained earnings brought                     306,006                  66,919               239,087
forward
Retirement of shares                                         142,992                 129,218                13,774
Interim cash dividends                                        56,801                  47,434                 9,367
Unappropriated retained earnings at end                      740,272                 360,506               379,766
of year
---------------------------------------------------------------------------------------------------------------------

                                Unconsolidated 1

           PROPOSED APPROPRIATION OF UNCONSOLIDATED RETAINED EARNINGS
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                            (Million yen except 'Per share' amounts; amounts less than one million yen are omitted.)
--------------------------------------------------------------------------------------------------------------------
                                                                FY2003                          FY2002
--------------------------------------------------------------------------------------------------------------------
Unappropriated retained earnings at end of year                740,272                         360,506
Reversal of reserve for losses on overseas                         141                               1
investments
Reversal of reserve for special depreciation                        49                               -
Reversal of reserve for reduction of                                 -                             382
acquisition cost of fixed assets
Total                                                          740,463                         360,889

The proposed appropriation is as follows:

Cash dividends                                                  69,032                          54,087

                                                          [Yen 20 per share]                [Yen 15 per share]

Bonuses to directors                                               660                             600
Bonuses to corporate auditors                                       51                              45
Reserve for special depreciation                                    -                              150
Reserve for reduction of acquisition cost of                       378                               -
fixed assets
General reserve                                                200,000                               -
Unappropriated retained earnings to be carried                 470,341                         306,006
forward
--------------------------------------------------------------------------------------------------------------------

Note: An interim dividend of Yen 16 per share was paid on November 26, 2002, to shareholders (including the beneficial shareholders notified by Japanese Securities Depository Center) or registered pledgees of record as of September 30, 2002. Total interim dividends were paid in amount of 56,801 million yen.

                                Unconsolidated 2

                          UNCONSOLIDATED BALANCE SHEETS
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                         (Million yen; amounts less than one million yen are omitted.)
----------------------------------------------------------------------------------------------------------------------
                                                        FY2003                  FY2002                Increase
                                                 (As of March 31,2003)   (As of March 31,2002)       (Decrease)
----------------------------------------------------------------------------------------------------------------------
                    Assets
Current assets                                               3,620,881               3,431,039               189,842
      Cash and deposits                                        113,802                 265,802              (152,000)
      Trade accounts receivable                                919,468                 994,390               (74,922)
      Marketable securities                                  1,373,742               1,190,085               183,657
      Finished goods                                           140,516                 107,794                32,722
      Raw materials                                             13,807                  14,843                (1,036)
      Work in process                                           64,881                  66,987                (2,106)
      Supplies                                                   7,599                   6,323                 1,276
      Short-term loans                                         321,986                 182,204               139,782
      Deferred income taxes                                    250,469                 216,084                34,385
      Other current assets                                     423,307                 395,623                27,684
      Less: allowance for doubtful accounts                     (8,700)                 (9,100)                  400

Fixed assets                                                 4,971,941               5,036,891               (64,950)
    Property, plant and equipment                            1,269,042               1,275,101                (6,059)
      Buildings                                                341,722                 350,141                (8,419)
      Structures                                                40,908                  42,360                (1,452)
      Machinery and equipment                                  336,077                 341,507                (5,430)
      Vehicle and delivery equipment                            10,528                   9,398                 1,130
      Tools, furniture and fixtures                             81,750                  79,848                 1,902
      Land                                                     400,863                 400,484                   379
      Construction in progress                                  57,190                  51,360                 5,830

    Investments and other assets                             3,702,899               3,761,789               (58,890)
      Investments in securities                              1,720,649               1,832,686              (112,037)
      Investments in subsidiaries                            1,242,883               1,223,747                19,136
      Long-term loans                                          340,999                 389,309               (48,310)
      Deferred income taxes                                    298,167                 297,445                   722
      Other investments                                        111,398                  25,600                85,798
      Less: allowance for doubtful accounts                    (11,200)                 (7,000)               (4,200)
----------------------------------------------------------------------------------------------------------------------
                 Total assets                                8,592,823               8,467,930               124,893
----------------------------------------------------------------------------------------------------------------------

                                Unconsolidated 3

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                         (Million yen; amounts less than one million yen are omitted.)
----------------------------------------------------------------------------------------------------------------------
                                                        FY2003                  FY2002                Increase
                                                 (As of March 31,2003)   (As of March 31,2002)       (Decrease)
----------------------------------------------------------------------------------------------------------------------
                 Liabilities
Current liabilities                                         2,040,821               1,961,602                79,219
      Trade notes payable                                         967                   1,202                  (235)
      Trade accounts payable                                  765,041                 731,445                33,596
      Current portion of bonds                                 50,000                 114,150               (64,150)
      Accrued liabilities                                     374,758                 348,720                26,038
      Income taxes payable                                    221,320                 262,336               (41,016)
      Accrued expenses                                        401,121                 352,215                48,906
      Deposits received                                       184,763                 118,809                65,954
      Allowance for EXPO 2005 Aichi                               644                       -                   644
      Other current liabilities                                42,205                  32,723                 9,482

Long-term liabilities                                         848,679                 844,169                 4,510
      Bonds                                                   500,600                 400,600               100,000
      Allowance for retirement benefits                       293,039                 391,458               (98,419)
      Other long-term liabilities                              55,039                  52,111                 2,928
                            Total liabilities               2,889,501               2,805,772                83,729

            Shareholders' equity
Common stock                                                  397,049                 397,049                     -
Capital surplus                                               416,970                 415,150                 1,820
      Capital reserve                                         416,970                 415,150                 1,820
Retained earnings                                           5,287,601               4,908,068               379,533
     Legal reserve                                             99,454                  99,454                     -
     Reserve for losses on overseas                               396                     397                    (1)
     investments
     Reserve for special depreciation                           1,547                   1,396                   151
     Reserve for reduction of acquisition                       5,004                   5,386                  (382)
     cost of fixed assets
     General reserve                                        4,440,926               4,440,926                     -
     Unappropriated retained earnings at end                  740,272                 360,506               379,766
     of year
      [Included net income for current year]                 [634,059]               [470,239]             [163,820]
Net unrealized gains on other securities                       69,019                  99,656               (30,637)
Less: treasury stock                                         (467,320)               (157,766)             (309,554)
                   Total shareholders' equity               5,703,321               5,662,158                41,163
----------------------------------------------------------------------------------------------------------------------
  Total liabilities and shareholders' equity                8,592,823               8,467,930               124,893
----------------------------------------------------------------------------------------------------------------------

Note 1: The scope of subsidiaries is determined in accordance with the provisions of the Japan's Commercial Code.
Note 2: Changes in number of issued shares: Decrease due to the retirement of
        shares   40,000 thousand shares

                                Unconsolidated 4